Exhibit 99.13

CONSENT OF KEVIN MURRAY

The undersigned hereby consents to the use of the undersigned’s name and information derived from the Technical Report titled “Eskay Creek Project NI 43-101 Technical Report and Feasibility Study Report British Columbia, Canada” with an effective date of September 6, 2022 and an amended and restated report date of September 19, 2022, which is included in, or incorporated by reference into, the Annual Report on Form 40-F, being filed with the United States Securities and Exchange Commission and any amendments and exhibits thereto, of Skeena Resources Limited for the year ended December 31, 2022.

/s/ Kevin Murray, P.Eng.
Name: Kevin Murray, P.Eng. Title: Process Engineering Manager Ausenco Engineering Canada Inc.
Date: March 22, 2023